[Letterhead of Sutherland Asbill & Brennan LLP]

August 18, 2016

VIA EDGAR

Amy W. Miller, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             New Mountain Finance Corporation - Registration Statement on Form N-2

Filed on August 18, 2016

Dear Ms. Miller:

On behalf of New Mountain Finance Corporation (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s shelf registration statement on Form N-2, filed with the Commission on August 18, 2016 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s shelf registration statement on Form N-2 (File No. 333-208622) (the “Prior Registration Statement”), initially filed with the Commission on December 18, 2015 and declared effective, as amended, on February 1, 2016, except for (i) revisions reflecting the material developments relating to the Company since the effective date of the Prior Registration Statement, (ii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2015, together with disclosure relating thereto, and (iii) the inclusion of unaudited financial statements and related financial data for the quarterly period ended June 30, 2016, together with disclosure relating thereto.

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If you have any questions or additional comments concerning the foregoing, please contact Lisa A. Morgan at (202) 383-0523, Vlad M. Bulkin at (202) 383-0815, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Lisa A. Morgan
Vlad M. Bulkin